  Exhibit 99.1

Hudson Group Reports First Quarter 2019 Results

East Rutherford, NJ – May 14, 2019 – Hudson Ltd. (NYSE: HUD) (“Hudson Group”), a leader in North American travel retail, announced today its results for the quarter ended March 31, 2019.

Highlights of the Quarter:
●
Turnover of $445.0 million, a year-over-year increase of 4.3%;
●
Organic sales growth of 4.7%;
●
Gross margin increased 100 bps to 63.8% for the quarter;
●
Adjusted EBITDA of $37.7 million, a 2.4% year-over-year increase;
●
Concessions wins / expansions in Philadelphia and Indianapolis

“Performance started out strong in the first quarter of 2019 as demonstrated by our progress in driving growth in both turnover and profitability. We are particularly pleased with our solid organic sales growth, the increase in net new business, and the improvement in gross margin,” stated Roger Fordyce, CEO of Hudson Group. “We continue to be successful growing our footprint and partnerships with new brands and remain excited about the opportunities with our landlord partners. We have a robust pipeline of projects that we are working on as well as future opportunities in both retail and food & beverage. Finally, our strong reputation of offering a best-in-class merchandising product selection, unique store formats and digital enhancements position us well to drive long-term growth and profitability.”

Accounting and Financial Presentation Changes
In the first quarter the following accounting and financial presentation changes have been made:
●
IFRS 16 Leases was adopted as of January 1, 2019 which requires the capitalization of certain fixed lease payments. Please see Table 1 for results pre IFRS 16 impacts.
●
In conjunction with the new lease standard (IFRS 16) and its impact on the statement of consolidated income, the company took the opportunity to restructure the chart of accounts which is more representative of the company’s operating activities. Please see Table 6 for reclassifications.
●
The definitions of Adjusted EBITDA and Adjusted Net Profit Attributable to Equity holders of the parent have been revised. Please see Tables 4 and 5 for non-IFRS reconciliations.

Management Discussion of First Quarter 2019
Income Statement
●
Turnover increased $18.2 million or 4.3% to $445.0 million for the first quarter compared to $426.8 million in the first quarter 2018.
o
First quarter net sales increased $19.6 million to $434.6 million or 4.7% from the year-ago period.
o
First quarter organic sales growth was 4.7%, compared to 9.4% in the year-ago period.
o
First quarter like-for-like sales growth was 2.2% (3.2% in constant currency), compared to 5.5% (4.5% in constant currency) in the year-ago period.
●
Gross profit increased $15.8 million or 5.9% to $283.8 million in the first quarter compared to $268.0 million in the year-ago period. Gross margin increased 100 bps to 63.8% during the quarter due to improved vendor terms, as well as continued sales mix shift to higher margin categories.
●
Leases expenses (formerly included in Selling expenses) decreased $51.5 million or 53.1% to $45.4 million in the first quarter as compared to the year-ago period due to the adoption of IFRS 16 Leases, which requires the capitalization of the fixed portion of rent payments. Beginning January 1, 2019, lease expenses are only comprised of lease payments that are variable in nature.
●
Personnel expenses increased $17.4 million or 17.8% to $115.0 million in the first quarter as compared to the year-ago period primarily due to $7.6 million of executive separation expenses, opening new store locations as well as wage increases and additional personnel expense upon becoming a public company. As a percentage of turnover, personnel expenses increased from 22.9% to 25.8%.
●
Other expenses (formerly General expenses) decreased $1.9 million or 4.8% to $37.4 million in the first quarter as compared to the year-ago period. As a percentage of turnover, other expenses decreased from 9.2% to 8.4%.
●
Adjusted EBITDA increased $0.9 million or 2.4% to $37.7 million in the first quarter as compared to the prior year quarter. We have revised the calculation of Adjusted EBITDA to add back the charge related to capitalized right of use assets which was adopted on January 1, 2019 for comparability to the prior year period.
●
Depreciation, amortization and impairment increased $48.7 million or 169.1% in the first quarter as compared to the year-ago quarter due to the adoption of IFRS 16 Leases which requires the capitalization and depreciation of right of use assets, which are primarily comprised of our leases and concessions.
●
Reported net profit attributable to equity holders of the parent was a loss of $6.7 million in the first quarter compared to a loss of $5.7 million in the year ago quarter, while reported basic and diluted earnings per share increased to a loss per share of $0.07 compared to a loss per share of $0.06 in the prior year quarter.
●
Adjusted net profit attributable to equity holders of the parent increased $4.3 million to $7.8 million in the first quarter ($11.1 million ex IFRS 16 impact), while adjusted diluted earnings per share increased to $0.08 ($0.12 ex IFRS 16 impact) from $0.04 in the prior year quarter. Beginning this quarter, the calculation of this item has been revised to include impairment of assets, one-off income tax items, and income tax adjustment on amortization related to acquisitions. The prior year quarters have been recalculated in the accompanying tables for comparability purposes.

Balance Sheet and Cash Flow
●
Cash flows from operating activities for the quarter were $93.5 million compared to $50.5 million in the prior year quarter. The improvement in operating cash flows was due to the adoption of IFRS 16, which reclassifies capitalized lease payments from operating activities to financing activities.
●
At March 31, 2019, the Company’s adjusted net debt (total borrowings excluding lease obligations, minus cash) was $304.3 million resulting in adjusted net debt to adjusted EBITDA leverage of 1.3 times, compared to 1.3 times at December 31, 2018.
●
Capital expenditures in the first quarter totaled $20.1 million compared to $15.3 million in the prior year quarter as the result of the timing of new projects.

Operational Update
As of March 31, 2019, Hudson Group operated 1,012 stores, across 88 locations, totaling 1.1 million square feet of retail space.

During the first quarter, the Company retained and expanded business through an RFP win in Philadelphia International Airport, bringing the total footprint in this airport to approximately 17,000 square feet.

Additionally, the Company successfully won an RFP at Indianapolis International, a new market for the Company, which includes approximately 9,000 incremental square feet.

Hudson also successfully extended a lease at San Francisco International Airport during the quarter.

Earnings Conference Call Information
Hudson Group will host a conference call to review its first quarter 2019 financial performance today, May 14, at 8:30 a.m. ET. Participants can pre-register for the conference by navigating to http://dpregister.com/10130439. The conference call also will be available in listen-only mode via our investor relations website: https://investors.hudsongroup.com/. To participate in the live call, interested parties may dial 1-833-255-2832 (toll free) or 1-412-902-6725. A web replay will be available at https://services.choruscall.com/links/hson190514.html for three months following the call.

Website Information
We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Non-IFRS and Other Measures
Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. We believe that adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization), charges related to right of use assets, and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted EBITDA to net profit is provided in the attached schedules.

Adjusted net profit attributable to equity holders of parent is a non-IFRS measure. We define adjusted net profit attributable to equity holders of parent as net profit attributable to equity holders of parent adjusted for the items set forth in the table below. Adjusted net profit attributable to equity holders of parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net profit attributable to equity holders of parent is not a substitute for IFRS measures in assessing our overall operating performance. Because adjusted net profit attributable to equity holders of parent is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted net profit attributable to equity holders of parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net profit attributable to equity holders of parent is included in this press release because it is a measure of our operating performance and we believe that adjusted net profit attributable to equity holders of parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted net profit attributable to equity holders of parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of assets, one-off tax items, changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations), and tax adjustments where applicable. Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses adjusted net profit attributable to equity holders of parent for planning purposes. Adjusted net profit attributable to equity holders of parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted net profit attributable to equity holders of parent to net profit attributable to equity holders of parent is provided in the attached schedules.

Organic net sales growth represents the combination of growth in aggregate monthly sales from (i) like-for-like net sales growth and (ii) net new business and expansions. Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new business and expansions until such stores have been part of our business for at least 12 months and (ii) acquired stores until such stores have been part of our business for at least 12 months. Net new business and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new business and expansions excludes growth attributable to acquired stores until such stores have been part of our business for at least 12 months. Like-for-like growth in constant currency is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth in constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Adjusted net debt to adjusted EBITDA leverage represents total borrowings (excluding lease obligations) less cash at March 31, 2019 divided by adjusted EBITDA for the twelve months ended March 31, 2019.

About Hudson Group
Hudson Group (NYSE: HUD), a Dufry Company and one of the largest travel retailers in North America, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. The Company is anchored by its iconic Hudson, Hudson News and Hudson Bookseller brands and operates over 1,000 duty-paid and duty-free stores in 88 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world. Our wide range of store concepts include travel essentials and convenience stores, bookstores, duty-free shops, branded specialty stores, electronics stores, and quick-service food and beverage outlets. For more information, visit www.hudsongroup.com and www.dufry.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,”“continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2018 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information please contact:

Investor Contact	Media Contact
Deborah Belevan, CPA, IRC	Kristen Clonan
Hudson Group	Hudson Group
VP of Investor Relations	VP of Corporate Communications
201.559.2111	201.821.8088

INTERIM CONSOLIDATED	Table 1
INCOME
STATEMENT (1)

FOR THE QUARTER ENDED MARCH 31, 2019 (UNAUDITED)

		<-----ILLUSTRATION OF IFRS 16 IMPACT----->
			PRE-IFRS 16
	QUARTER ENDED	IFRS 16	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	3/31/2019	IMPACT	3/31/2019	3/31/2018 (2)

Turnover	445.0		445.0	426.8
Cost of sales	(161.2)		(161.2)	(158.8)
Gross profit	283.8		283.8	268.0
Lease expenses (1)	(45.4)	(56.3)	(101.7)	(96.9)
Personnel expenses	(115.0)		(115.0)	(97.6)
Other expenses (1)	(37.4)		(37.4)	(39.3)
Depreciation, amortization and impairment	(77.5)	49.8	(27.7)	(28.8)
Operating Profit (EBIT)	8.5	(6.5)	2.0	5.4
Finance income	1.1	(0.1)	1.0	0.5
Finance costs	(19.9)	11.9	(8.0)	(7.9)
Foreign exchange gain (loss)	0.3		0.3	(0.4)
Profit (loss) before taxes (EBT)	(10.0)	5.3	(4.7)	(2.4)
Income tax benefit (expense)	8.1	(1.2)	6.9	2.4
Net profit (loss)	(1.9)	4.1	2.2	-

NET PROFIT (LOSS) ATTRIBUTABLE TO
Equity holders of the parent	(6.7)	3.3	(3.4)	(5.7)
Non-controlling interests	4.8	0.8	5.6	5.7

EARNINGS (LOSS) PER SHARE
Basic	(0.07)	0.04	(0.04)(3)	(0.06)
Diluted	(0.07)	0.04	(0.04)(3)	(0.06)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)
Basic	92,410		92,410	92,511
Diluted	92,818		92,818	92,511

(1)
Please refer to the Table 6 titled "New Consolidated Income Statement Layout" for reclassifications which are effective beginning in Q1 2019.
(2)
Q1 2018 has not been restated for IFRS 16.
(3)
Pre-IFRS 16 Earnings (Loss) Per Share does not equal the sum of the components due to rounding.

INTERIM CONSOLIDATED	Table 2
STATEMENT OF
FINANCIAL POSITION

AT MARCH 31, 2019 (UNAUDITED)

	MARCH 31,	DECEMBER 31,
IN MILLIONS OF USD	2019	2018

ASSETS
Property, plant and equipment	235.3	243.0
Right of use assets	1,048.5	-
Intangible assets	291.9	301.6
Goodwill	319.2	315.0
Investments in associates	7.6	6.5
Deferred tax assets	92.9	83.9
Other non-current assets	35.2	27.4
Non-current assets	2,030.6	977.4

Inventories	193.6	190.7
Trade receivables	1.0	1.3
Other accounts receivable	45.9	46.8
Income tax receivables	0.5	0.8
Cash and cash equivalents	241.9	234.2
Current assets	482.9	473.8

Total assets	2,513.5	1,451.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	547.9	552.1
Non-controlling interests	81.9	84.8
Total equity	629.8	636.9

Borrowings	493.7	492.6
Lease obligations	887.2	-
Deferred tax liabilities	39.9	40.0
Post-employment benefit obligations	1.2	1.0
Other non-current liabilities	3.5	-
Non-current liabilities	1,425.5	533.6

Trade payables	113.3	105.5
Borrowings	52.5	51.4
Lease obligations	174.3	-
Income tax payables	0.7	2.3
Other liabilities	117.4	121.5
Current liabilities	458.2	280.7

Total liabilities	1,883.7	814.3
Total liabilities and shareholders’ equity	2,513.5	1,451.2

INTERIM CONSOLIDATED	Table 3
STATEMENT OF
CASH FLOWS

FOR THE QUARTER ENDED MARCH 31, 2019 (UNAUDITED)

	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD	3/31/2019	3/31/2018

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) before taxes (EBT)	(10.0)	(2.4)

ADJUSTMENTS FOR
Depreciation, amortization and impairment	77.5	28.8
Loss (gain) on sale of non-current assets	0.1	0.7
Increase (decrease) in allowances and provisions	2.4	3.9
Loss (gain) on foreign exchange differences	(0.3)	0.5
Other non-cash items	1.8	2.4
Share of result of associates	(0.2)	(0.1)
Interest income	(0.9)	(0.5)
Finance costs	19.9	7.9
Cash flow before working capital changes	90.3	41.2

Decrease (increase) in trade and other accounts receivable	(3.5)	12.7
Decrease (increase) in inventories	(3.9)	0.8
Increase (decrease) in trade and other accounts payable	14.4	(3.1)
Cash generated from operations	97.3	51.6
Income taxes paid	(3.8)	(1.1)
Net cash flows from operating activities	93.5	50.5

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(19.2)	(14.2)
Purchase of intangible assets	(0.9)	(1.1)
Purchase of interest in associates	(0.8)	(0.4)
Proceeds from sale of property, plant and equipment	0.2	0.1
Interest received	1.0	0.8
Proceeds from lease income	0.6	-
Repayments of (granted) loans receivable from non-controlling interest holders	0.3	0.4
Net cash flows used in investing activities	(18.8)	(14.4)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from restructuring	-	60.1
Repayment of borrowings	-	(13.1)
Transaction costs paid for the listing of equity instruments	-	(3.5)
Dividends paid to non-controlling interest	(8.2)	(5.7)
Lease payments	(56.9)	-
Purchase of treasury shares	(1.9)	-
Contributions from (purchase of) non-controlling interests	-	0.8
Interest paid	(0.5)	(0.5)
Net cash flows from (used in) financing activities	(67.5)	38.1
Currency translation on cash	0.5	(6.3)
Increase in cash and cash equivalents	7.7	67.9

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	234.2	137.4
– end of the period	241.9	205.3

NON-IFRS RECONCILIATIONS

NET PROFIT TO ADJUSTED EBITDA (1)	Table 4
FOR THE QUARTER ENDED MARCH 31, 2019

	QUARTER ENDED	QUARTER ENDED
IN MILLIONS OF USD	3/31/2019	3/31/2018

Net profit (loss)	(1.9)	-
Income tax expense (benefit)	(8.1)	(2.4)
Profit (loss) before taxes (EBT)	(10.0)	(2.4)
Finance income	(1.1)	(0.5)
Finance costs	19.9	7.9
Foreign exchange gain (loss)	(0.3)	0.4
Operating Profit (EBIT)	8.5	5.4
Depreciation, amortization and impairment	77.5	28.8
Charge related to capitalized right of use assets (2)	(56.3)	-
Other operational charges (3)	8.0	2.6
Adjusted EBITDA	37.7	36.8

(1)
The company has revised the calculation of Adjusted EBITDA to exclude charge related to capitalized right of use assets. The company believes this useful to investors in order to provide better comparability to prior periods as IFRS 16 was adopted on January 1, 2019.

(2)	Represents lease payments that would have been expensed, but for the adoption of IFRS 16 related to capitalized right of use assets and payments received for capitalized sublease receivables.
(3)
For the quarter ended March 31, 2019, other operational charges consisted of $7.6 million of executive separation expense and $0.4 million of other non-recurring items.

For the quarter ended March 31, 2018, other operational charges consisted of $0.7 million of asset write-offs related to conversions and store closings, $0.5 million of uncollected receivables, $0.4 million of restructuring expenses, $0.4 million of IPO transaction costs and $0.6 million of other non-recurring items.

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO	Table 5
ADJUSTED NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT (1)
FOR THE QUARTER ENDED MARCH 31, 2019

			<----PRIOR YEAR PERIODS IN REVISED FORMAT---->
	QUARTER ENDED	QUARTER ENDED	QUARTER ENDED	QUARTER ENDED	QUARTER ENDED	YEAR ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	3/31/2019	3/31/2018	6/30/2018	9/30/2018	12/31/2018	12/31/2018

Net profit (loss) attributable to equity holders of the parent	(6.7)	(5.7)	14.3	26.6	(5.7)	29.5
Amortization related to acquisitions (2)	9.5	9.9	9.9	9.8	9.8	39.4
Impairment of assets	0.2	-	1.4	2.6	10.6	14.6
Other operational charges (3)	8.0	2.6	2.4	1.6	4.3	10.9
Income tax adjustment and one-off income tax items (4)	(3.2)	(3.3)	(4.9)	(12.7)	(6.5)	(27.4)
Adjusted net profit attributable to equity holders of the parent	7.8	3.5	23.1	27.9	12.5	67.0
Adjusted net profit attributable to equity holders of the parent - Ex IFRS 16 Impact	11.1

Diluted earnings / (loss) per share	(0.07)	(0.06)	0.15	0.29	(0.06)	0.32
Adjusted diluted earnings per share to equity holders of the parent	0.08	0.04	0.25	0.30	0.13	0.72
Adjusted diluted earnings per share to equity holders of the parent - Ex IFRS 16 Impact	0.12
Weighted average number of shares outstanding (000's)	92,818	92,511	92,511	92,511	93,177	93,181

(1)
The company has revised the calculation of Adjusted Net Profit Attributable to Equity Holders of the Parent to exclude not only amortization related to acquisitions and other operational charges (net of income tax), but also to exclude impairment of assets, income tax adjustment on amortization related to acquisitions and impairment and other one-off income tax items. The company believes the new calculation is useful to investors because it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions and impairments of assets.

(2)
Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization doesn't allow a fair comparison with our existing business previous to the business combination, as the costs of the intangible assets have been incurred.

(3)
For the quarter ended March 31, 2019, other operational charges consisted of $7.6 million of executive separation expense and $0.4 million of other non-recurring items.

For the quarter ended March 31, 2018, other operational charges consisted of $0.7 million of asset write-offs related to conversions and store closings, $0.5 million of uncollected receivables, $0.4 million of restructuring expenses, $0.4 million of IPO transaction costs and $0.6 million of other non-recurring items.

(4)	Beginning in Q1 2019, this line item has been revised to include the following:

	3/31/2019	3/31/2018	6/30/2018	9/30/2018	12/31/2018	12/31/2018
One-off non-cash change in valuation of deferred tax assets	-	-	(1.3)	(9.0)	-	(10.3)
Income tax adjustment amortization and impairment	(2.6)	(2.6)	(3.0)	(3.3)	(5.4)	(14.3)
Income tax adjustment other operational charges	(0.6)	(0.7)	(0.6)	(0.4)	(1.1)	(2.8)

NEW CONSOLIDATED	Table 6
INCOME STATEMENT
LAYOUT

(UNAUDITED)

IN MILLIONS OF USD	NOTE	PUBLISHED Q1 2018	RE- CLASSIFICATION	RECLASSIFIED Q1 2018
Turnover		426.8	-	426.8
Cost of sales		(158.8)	-	(158.8)
Gross profit		268.0	-	268.0
Lease expenses (Selling expenses in 2018)	1, 2	(100.9)	4.0	(96.9)
Personnel expenses		(97.6)	-	(97.6)
Other expenses (General expenses in 2018)	1, 2, 3	(32.8)	(6.5)	(39.3)
Share of result of associates		0.1	(0.1)	-
Depreciation, amortization and impairment		(28.8)	-	(28.8)
Other operational result (moved to Other expenses)	3	(2.6)	2.6	-
Operating profit		5.4	-	5.4
Finance income (Interest income in 2018)		0.5	-	0.5
Finance costs (Interest expense in 2018)		(7.9)	-	(7.9)
Foreign exchange gain (loss)		(0.4)	-	(0.4)
Profit (loss) before tax		(2.4)	-	(2.4)
Income tax benefit (expense)		2.4	-	2.4
Net profit (loss)		-	-	-
Net profit (loss) attributable to non-controlling interests		5.7	-	5.7
Net profit (loss) attributable to equity holders of the parent		(5.7)	-	(5.7)

EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Basic earnings (loss) per share in USD		(0.06)	-	(0.06)
Diluted earnings (loss) per share in USD		(0.06)	-	(0.06)

Notes

Concept	Reclassification From	Reclassification To	MILLIONS USD
1. Sales related expenses	Selling expenses	Other expenses	8.4
2. Premises expense	Other expenses	Lease expenses	(4.4)

1. Sales related expenses	Selling expenses	Other expenses	(8.4)
2. Premises expense	Other expenses	Lease expenses	4.4
3. Other operational income (expenses)	Other operational result	Other expenses	(2.6)